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| FORM 3 |          U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                  WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

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1.  Name and Address of Reporting Person*

    MVMA, Inc.
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        (Last)                      (First)                        (Middle)

    919 North Market Street
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                                   (Street)

    Wilmington,     Delaware     19801
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        (City)                      (State)                           (Zip)


2.  Date of Event Requiring Statement (Month/Day/Year)              10/16/98
                                                                  --------------

3.  IRS Identification Number of Reporting Person if an Entity
    (Voluntary)  25-1779945
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4.  Issuer Name and Ticker or Trading Symbol   Canisco Resources Inc. - CANR
                                             -----------------------------------

5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

    [ ] Director    [ ] Officer             [X] 10% Owner    [ ] Other
                        (give title below)                       (specify below)


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6.  If Amendment, Date of Original (Month/Day/Year)
                                                    ----------------------------
7.  Individual or Joint Group Filing (Check Applicable Line)

     X   Form Filed by One Reporting Person
    ____ Form filed by More than One Reporting Person

             TABLE I--NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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1. Title           2. Amount of         3. Ownership Form:  4. Nature of
   of                 Securities Bene-     Direct (D) or       Indirect Bene-
   Security           ficially Owned       Indirect (I)        ficial Ownership
   (Instr. 4)         (Instr. 4)           (Instr. 5)          (Instr. 5)
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

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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more that one reporting person, see Instruction 5(b)
(v)    (Over)
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

              TABLE II--DERIVATIVE SECURITIES BENEFICIALLY OWNED
        (e.g., puts, calls, warrants, options, convertible securities)

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 1. Title of Derivative        2. Date Exer-    3. Title and Amount of Securities   4. Conversion   5. Ownership   6. Nature of In-
    Security (Instr. 4)           cisable and      Underlying Derivative Security      or              Form of        direct Bene-
                                  Expiration       (Instr. 4)                          Exercise        Derivative     ficial
                                  Date                                                 Price           Security:      Ownership
                                  (Month/Day/                                          of              Direct (D)     (Instr. 5)
                                  Year)                                                Derivative      or In-
                              ----------------------------------------------------     Security        direct (I)
                               Date      Expira-                        Amount or                      (Instr. 5)
                               Exer-     tion            Title          Number of
                               cisable   Date                           Shares
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
12% Series A or B Cumulative
Convertible Preferred Stock     Note 1   Note 1     Common Stock         2,400,000      $2.50              I              Note 1
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
Explanation of Responses:


**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                           MVMA, Inc.

                           By:  /s/ John P. Shoemaker              10/26/98
                              -------------------------------  -----------------
                              **Signature of Reporting Person        Date

Note 1

Mellon Ventures, L.P. has entered into a Securities Purchase Agreement, dated as of October 16, 1998 (the "Agreement"), among Mellon Ventures, L.P., Morse Partners and Canisco Resources, Inc. (the "Company"). Pursuant to the Agreement and subject to satisfaction or waiver of certain conditions, Mellon Ventures has agreed to purchase an aggregate 11,296 shares of 12% Series A Cumulative Convertible Preferred Stock, par value $1.00 per share (the "Series A Preferred Stock"), of the Company plus, if certain additional conditions are satisfied or waived, an aggregate 48,704 shares of 12% Series B Cumulative Convertible Preferred Stock, par value $1.00 per share (the "Series B Preferred Stock" and, together with Series A Preferred Stock, "Preferred Stock"), of the Company.

When issued, shares of Series A Preferred Stock will be convertible into shares of Common Stock, par value $.0025 per share ("Class A Common Stock"), of the Company at any time by the holder at an initial conversion price of $2.50 per share of Class A Common Stock. Shares of Series B Preferred Stock will be convertible into a new non-voting class of common stock, par value $.0025 per share (the "Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock"), of the Company at any time by the holder also at an initial conversion price of $2.50 per share of Class B Common Stock. Shares of Class B Common Stock will be convertible into shares of Class A Common Stock, and shares of Class A Common Stock will be convertible into shares of Class B Common Stock, at any time by the holder on a share-for-share basis, subject to the terms of the Company's Certificate of Incorporation. Shares of Series B Preferred Stock will be convertible into shares of Series A Preferred Stock, and, if Morse Partners and Mellon Ventures elect (and the stockholders of the Company so approve), shares of Series A Preferred Stock will be convertible into shares of Series B Preferred Stock, at any time by the holder on a share-for-share basis.

The terms of Series A Preferred Stock and Series B Preferred Stock will be identical, except in respect of the conversion terms discussed above and except that Series B Preferred Stock will lack certain voting rights of Series A Preferred Stock set forth in the Securities Purchase Agreement. The conversion price to be used to convert shares of Series A or Series B Preferred Stock to shares of Class A or Class B Common Stock, respectively, will be subject to adjustment upon the occurrence of certain events as more fully set forth in the Securities Purchase Agreement. MVMA, Inc. is the general partner of MVMA, L.P., which is the general partner of Mellon Ventures.